VIA EDGAR AS CORRESPONDENCE

March 28, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn. William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Re: Corning Natural Gas Holding Corporation

Form 10-K for the Fiscal Year Ended September 30, 2017 Filed December 29, 2017

File No. 333-190348

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the “Company”) to the letter dated March 5, 2018, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the fiscal year ended September 30, 2017, filed on December 29, 2017 (File No. 333-190348) (“Form 10-K”). For your convenience, the comments are reproduced below before the Company’s answers.

Letter dated March 5, 2018

Consolidated Statements of Income, page 24

1.	We read your response to comment 2. Please disclose within your Summary of Significant Accounting Policies the basis for differentiating between costs that you report as cost of sales and costs that you report as operating expenses.

We will update future filings under our significant accounting policies to disclose what is included in cost of sales and operating expenses. We are also considering removing the Gross Margin line in the future filing.

Conclusion

Corning Natural Gas Holding Corporation acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the staff of the U.S. Securities and Exchange Commission.

Please feel free to call me with any questions (607) 936-3755. Thank you.

Very truly yours,

Corning Natural Gas Holding Corporation

/s/ Firouzeh Sarhangi

Firouzeh Sarhangi

Chief Financial Officer, Treasurer and Corporate Secretary

Courtesy copy by email:

Anthony Watson, Accountant

Division of Corporation Finance